
August 21, 2023

Jingbo Wang
Chief Executive Officer
Noah Holdings Ltd
Building 2, Changyang Valley, 1687 Changyang Road,
Shanghai 200090, People's Republic of China

> **Re: Noah Holdings Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-34936**

Dear Jingbo Wang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Steve Lin